Exhibit 11

American Safety Insurance Holdings, Ltd. and subsidiaries

Computation of Earnings Per Share

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Basic: (Loss) earnings available to common shareholders	$(4,294,598)	$ 7,046,141	$8,515,865	$ 21,410,017
Weighted average common shares outstanding	10,326,661	10,709,996	10,521,209	10,624,416

Basic (loss) earnings per common share	$(0.42)	$0.66	$0.81	$2.02
Diluted: (Loss) earnings available to common Shareholders	$(4,294,598)	$7,046,141	$8,515,865	$21,410,017
Weighted average common shares Outstanding	10,326,661	10,709,996	10,521,209	10,624,416
Weighted average common shares equivalents associated with options and restricted stock	-	334,344	261,532	314,191
Total weighted average common shares for diluted purposes	10,326,661	11,044,340	10,782,741	10,938,607

Diluted (loss) earnings per common share	$(0.42)	$0.64	$0.79	$1.95

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